UNITED STATES                ------------------------------
    SECURITIES AND EXCHANGE COMMISSION               OMB APPROVAL
          Washington, D.C. 20549            ------------------------------
                                            OMB Number:  3235-0145
                                            Expires:  December 31, 1997
              SCHEDULE 13G/A                Estimated average burden
                                            hours per response . . . 14.90
Under the Securities Exchange Act of 1934   ------------------------------

                (Amendment No. 2 )*

                    Impath Inc.
--------------------------------------------------------------------------
                 (Name of Issuer)

                   Common Stock
--------------------------------------------------------------------------
          (Title of Class of Securities)

                   452 55G 10 1
        ----------------------------------
                  (CUSIP Number)


Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.    452 55G 10 1              13G/A       Page 2 of 7 Pages

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   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Salomon Inc
            22-1660266
            (the parent holding company of Salomon Brothers Holding Company Inc, 13-3082695)
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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                         5    SOLE VOTING POWER
       NUMBER OF                --
        SHARES         ---------------------------------------------------
     BENEFICIALLY        6    SHARED VOTING POWER
       OWNED BY                 650,017
         EACH          ---------------------------------------------------
       REPORTING         7    SOLE DISPOSITIVE POWER
        PERSON                  --
         WITH          ---------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                                650,017
--------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              650,017
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  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              12.28%

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  12     TYPE OF REPORTING PERSON*

              HC, CO
--------------------------------------------------------------------------

                 * SEE INSTRUCTION BEFORE FILLING OUT!


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                                                                3 of 7



Item 1.

         (a)   Name of Issuer

               Impath Inc. ("Impath").

         (b)   Address of Issuer's Principal Executive Offices

               1010 Third Avenue, Suite 302
               New York, NY 10021

Item 2.

         (a)   Name of Person Filing

               Salomon Inc (Salomon Inc is the parent holding company of Salomon Brothers Holding Company Inc ("SBHC"), which previously filed the first Schedule 13G. Salomon Inc is the ultimate parent of the companies reporting ownership herein.)

         (b)   Address of Principal Business Office, or, if none,
               Residence

               Seven World Trade Center
               New York, NY  10048

         (c)   Citizenship

               State of Delaware

         (d)   Title of Class of Securities

               Common Stock

         (e)   CUSIP Number

               452 55G 10 1

Item 3.

          Salomon Inc is filing this amendment to Schedule 13G to report aggregate holdings, as of December 31, 1996, of SBHC, Salomon Brothers Inc ("SBI") and PB-SB Ventures, Inc., a wholly owned subsidiary of SBHC ("PB-SB Ventures", and, collectively with Salomon Inc, SBHC and SBI, "Salomon") in Impath Common Stock. SBI makes a market in the Common Stock of Impath. In filing on


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                                                                4 of 7



          Schedule 13G, Salomon is relying on certain no-action letters which allow a market-maker in an issuer's Common Stock to net on a monthly basis market-making activity and file a Schedule 13G together with affiliated entities.

Item 4.  Ownership

         (a)   Amount Beneficially Owned

               As of the close of business on December 31, 1996, the amount beneficially owned was 650,017 shares of Common Stock or warrants exercisable therefor, which includes 641,275 shares of Common Stock held by SBHC, 4,916 warrants exercisable for 4,916 shares of Common Stock held by SBHC, 3,826 shares of Common Stock held by PB-SB Ventures and a short position of 5,993 shares of Common Stock held by SBI pursuant to its market-making activities.

         (b)   Percent of Class

               12.28%

         (c)   Number of shares as to which such person has:

               (i) sole power to vote or direct the vote:

                   0

              (ii) shared power to vote or direct the vote:

                   650,017

             (iii) sole power to dispose of or direct the
                   disposition:

                   0

              (iv) shared power to dispose of or direct the
                   disposition:

                   650,017

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable


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                                                                5 of 7



Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Salomon Inc is filing this Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934, as amended. See Exhibit 1 and Item 3 above.

Item 8.  Identification and Classification of Members of the Group

         Not applicable

Item 9.  Notice of Dissolution of Group

         Not applicable


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                [Signature on next page]

                                                                6 of 7



                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1997

                                    SALOMON INC


                                    By /s/ Arnold S. Olshin
                                      --------------------------
                                      Name: Arnold S. Olshin
                                      Title: Secretary


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                                                                7 of 7



                                                             EXHIBIT 1

          Salomon Brothers Inc ("SBI") and PB-SB Ventures, Inc. ("PB-SB Ventures") are Delaware corporations that are wholly owned subsidiaries of Salomon Brothers Holding Company Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly owned subsidiary of Salomon Inc (collectively with SBHC, PB-SB Ventures and SBI, "Salomon"). The principal places of business of SBI, PB-SB Ventures and SBHC are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this amendment to Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934, as amended, as a "parent holding company" of SBI, PB-SB Ventures and SBHC, in order to report as of December 31, 1996, (x) the direct beneficial ownership by SBI, PB-SB Ventures and SBHC of the Common Stock of Impath Inc. and (y) the indirect beneficial ownership by Salomon Inc of the Common Stock directly beneficially owned by SBI, PB-SB Ventures and SBHC. SBI makes a market in the Common Stock of Impath. In filing on Schedule 13G, Salomon is relying on certain no-action letters which allow a market-maker in an issuer's Common Stock to net on a monthly basis market-making activity and file a
Schedule 13G together with affiliated entities. See Item 3 above.